UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ABIOMED, INC.

(Name of Subject Company)

ATHOS MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

JOHNSON & JOHNSON

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

003654100

(CUSIP Number of Class of Securities)

Nicholas Antoun

Johnson & Johnson

One Johnson & Johnson Plaza

New Brunswick, NJ 08933

(732) 524-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Robert I. Townsend, III

George Schoen

Sanjay Murti

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on November 15, 2022, by Athos Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”), and Johnson & Johnson. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ABIOMED, Inc., a Delaware corporation (“ABIOMED”), at a price of $380.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Cash Amount”), plus one non-tradeable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive contingent payments of up to $35.00 per Share in cash, without interest and less any required withholding taxes, in the aggregate, upon the achievement of specified milestones (the Cash Amount plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of November 15, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	By amending the paragraph under the heading “German Antitrust Laws” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:

“The Act Against Restraint of Competition requires Johnson & Johnson to file a notification with the Federal Cartel Office (“FCO”) and provides that the acquisition of Shares pursuant to the Offer may not be consummated unless the FCO notified Johnson & Johnson within one month of submission of the complete notification that the conditions for a prohibition of the concentration are not satisfied or a one-month waiting period from submission of the complete notification has expired without the FCO initiating an in-depth investigation. Johnson & Johnson filed a notification with the FCO on November 18, 2022. ~~In the event of an in-depth investigation, the acquisition of Shares pursuant to the Offer may not be consummated unless the FCO approves the transaction or the FCO has not prohibited the concentration by a decision within a waiting period of five months from submission of a complete notification to the FCO (subject to extension).~~On December 15, 2022, the FCO notified Johnson & Johnson that the conditions for a prohibition of the concentration are not satisfied. Accordingly, the condition to the Offer relating to obtaining approval under the Act against Restraint of Competition has been satisfied.”

2.	By amending the paragraph under the heading “Japanese Antitrust Laws” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:

“The Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) requires Johnson & Johnson to file a notification with the Japan Fair Trade Commission (“JFTC”), and the Transaction may not be consummated unless (a) the 30 calendar day waiting period from the date of acceptance of the notification has elapsed without a written notice from the JFTC that notifies Johnson & Johnson of the initiation of an in-depth investigation (in which case a Phase II review is opened for the longer of: (i) 120 calendar days from the date of receipt of the initial filing or (ii) 90 calendar days from the date of the JFTC’s complete acceptance of the additionally requested information) or (b) the JFTC issues a written notice to the effect that the JFTC does not intend to issue a cease and desist order as well as another written notice to the effect that the JFTC shortens the 30 calendar day waiting period applicable to the notification. Johnson & Johnson filed a notification with the JFTC on November 28, 2022, together with a request to accelerate the formal review period. The JFTC informed Johnson & Johnson on December 14, 2022 that it has decided not to issue a cease and desist order against the Transaction and accepted the request to shorten the 30 calendar day waiting period under the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended). Accordingly, the condition to the Offer relating to obtaining approval under the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) has been satisfied on December 14, 2022.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON

By	/s/ Marc Larkins
	Name:	Marc Larkins
	Title:	Corporate Secretary
	Date:	December 15, 2022

ATHOS MERGER SUB, INC.

By	/s/ Susan Morano
	Name:	Susan Morano
	Title:	President and Chief Executive Officer
	Date:	December 15, 2022